Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 11, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	A news release dated December 3, 2007 entitled ‘Completion of the Acquisition of Tele2’s Operations in Italy and Spain’

2.	A news release dated December 7, 2007 entitled ‘Vodafone, Bharti and Idea Announce Formation of Independent tower Company in India’

3.	A news release dated December 10, 2007 entitled ‘Vodafone Analyst and Investor Day’

4.	A news release dated December 10, 2007 entitled ‘Vodafone Essar Agrees to IT Outsourcing Deal with IBM in India’

5.	Stock Exchange Announcement dated December 4, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated December 5, 2007 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated December 6, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated December 7, 2007 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated December 10, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated December 11, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated December 12, 2007 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated December 13, 2007 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated December 14, 2007 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated December 17, 2007 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated December 18, 2007 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated December 19, 2007 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated December 19, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated December 20, 2007 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated December 24, 2007 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated December 27, 2007 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated December 31, 2007 entitled ‘Transaction in Own Securities — Voting rights and Capital’

3 December 2007

COMPLETION OF THE ACQUISITION OF TELE2’S OPERATIONS IN ITALY AND SPAIN

Further to the announcement of 6 October 2007, Vodafone Group Plc announces that it has today completed the acquisition of Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunication Services SLU (“Tele2 Spain”) from Tele2 AB Group.

- ends -

For further information:

Vodafone Group

Investor Relations

Telephone: +44 (0) 1635 664447

Media Relations

Telephone: +44 (0) 1635 664444

7 December 2007

Vodafone, Bharti and Idea announce formation of Independent Tower Company in India

•	New independent tower company - Indus Towers - to propel the mobile sector towards achievement of the Indian Government’s teledensity goals and broader rural coverage

•	Indus Towers to provide passive infrastructure services to all operators on a non-discriminatory basis

•	Indus Towers will enable optimisation of future tower rollout and enhanced operational efficiency leading to opex and capex savings for its customers

•	The Indian consumer will benefit through improved network reach and quality, more choice and significantly greater access to mobile services across the country

•

This is a major step towards achieving the Indian Government’s vision and TRAI’s recommendations for passive infrastructure sharing and will create a lower cost and more competitive operating environment for mobile operators in India.

Vodafone Essar - a subsidiary of Vodafone Group Plc, Bharti Infratel Limited and Idea Cellular Limited today announce that they have agreed to form an independent tower company, Indus Towers Limited, to provide passive infrastructure services in India to all operators on a non-discriminatory basis. This follows the infrastructure sharing Memorandum of Understanding signed between Bharti and Vodafone in February 2007.

The three companies will each merge their existing passive infrastructure assets in 16 circles in India. Vodafone Essar and Bharti will own approximately 42% each and Idea will own the remaining 16% stake in Indus Towers. New passive infrastructure rollout in the 16 circles will be undertaken by Indus Towers.

This transaction highlights Vodafone Essar, Bharti and Idea’s commitment to enhancing the sharing of passive infrastructure and takes a firm step towards delivering on the Telecom Regulatory Authority of India’s (TRAI) recommendations on infrastructure sharing. The primary benefit will be the accelerated expansion of coverage, especially into rural areas, and enables wider access to affordable services for all, helping to meet the Indian Government’s teledensity targets. Indus Towers welcomes all operators to become customers. While these operators will continue to run their active infrastructure completely independently, they will be able to enjoy capital and operating expenditure savings, enhanced operational efficiency and quicker expansion of coverage.

Indus Towers will be an independently managed and operated company, offering services to all telecom operators and other wireless services providers such as broadcasters and broadband services providers. Indus Towers will have approximately 70,000 sites at inception providing it with significant scale benefits, and will undertake a significant rollout of telecom infrastructure to propel the mobile sector towards achieving India’s teledensity and rural coverage goals within the next few years.

The formation of Indus Towers will enable telecom operators to reduce operating costs through economies of scale. The Indian consumer will be the ultimate beneficiary of this initiative through improved network quality and broader coverage especially in rural areas.

- ends -

VODAFONE is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

Cautionary statement regarding forward - looking statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives and future performance, including statements relating to expected benefits associated with the transactions contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects/expected”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected benefits associated with the transactions referred to herein; and the continued growth in the market for mobile services and general economic conditions in India.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel:+44 (0) 1635 664447	Tel:+44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 241 million proportionate customers as at 30 September. Vodafone currently has equity interests in 25 countries across five continents and a further 39 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Essar

Vodafone Essar is the Indian subsidiary of the Vodafone Group and has operations in 16 circles with 37.2 million customers. Vodafone has partnered with the Essar Group as its principal joint venture partner for the Indian market. For further information, please visit www.vodafone.in

About Bharti Infratel

Bharti Infratel, is a subsidiary of Bharti Airtel Limited, India’s leading integrated telecom services provider with an aggregate of 53 million customers as of end of October 2007, consisting of over 50 million mobile customers. Bharti Airtel has been rated among the best performing companies in the world in the BusinessWeek IT 100 list 2007. For further information, please visit www.bhartiairtel.in

About Idea

Idea has a customer base of over 20 million and covers approximately 60% of India’s telecom population in 11 circles. Idea also has licenses for Mumbai and Bihar. It is part of the Aditya Birla Group.  For further information, please visit www.ideacellular.com

About the terms of the agreement

In the event that any party to the agreement establishing Indus Towers, fails to contribute some or all of its tower assets in the 16 circles to the company, the shareholding of the relevant shareholder will be reduced.

About passive infrastructure

Includes the towers, shelters, cooling systems, AC and DC power supply, diesel generators, air conditioning, site leases and other electrical and civil works in relation to a mobile telecommunications network that enables a mobile communications operator to install the active infrastructure such as base terminal station equipment, associated antennas and backhaul connectivity to a mobile telecommunications operator’s network at such telecommunications site.

About active infrastructure

Includes base terminal station equipment, associated antennae, backhaul connectivity to a telecom licensee’s network and other requisite equipment and associated electrical and civil works required to provide telecom services by a telecom licensee at a telecom site.

About 16 Circles

16 circles refer to the following 16 service licence areas in India: Andhra Pradesh,  Delhi, Gujarat, Haryana, Karnataka, Kerala, Kolkata, Maharashtra, Mumbai, Punjab, Rajasthan, Tamil Nadu, Chennai, U.P. (East), U.P (West) and West Bengal.

10 December 2007

VODAFONE ANALYST AND INVESTOR DAY

Vodafone Group Plc (“Vodafone”) is today hosting an analyst and investor day in London, which will focus on Vodafone Essar, its operation in India.

The day will be introduced by Arun Sarin, Vodafone’s Chief Executive, who will reaffirm Vodafone’s stated financial and operating assumptions for India.  This will be followed by a series of presentations led by Asim Ghosh, CEO Vodafone Essar, demonstrating how Vodafone is realising the significant growth opportunity in India.  The day will conclude with Paul Donovan, CEO EMAPA Region, highlighting the value Vodafone brings to its emerging market assets.

Today’s   event   will   be   broadcast   live   via   a   webcast   available   on   the   Vodafone   website  http://www.vodafone.com/india07 beginning at 9.00am (UK time).  All presentations and related materials will be available on the website.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel:+44 (0) 1635 664447	Tel:+44 (0) 1635 664444

10 December 2007

VODAFONE ESSAR AGREES TO IT OUTSOURCING DEAL WITH IBM IN INDIA

IBM to transform and manage Vodafone Essar’s IT infrastructure and applications

Vodafone Essar is to outsource all its IT operations to IBM India in a deal designed to boost efficiency and further enhance its service to customers.

The 5 year agreement aims to ensure scalable, flexible and resilient IT support for the fast-paced roll out of new network infrastructure, keeping pace with the rapid growth in Vodafone Essar’s customer base. At the same time, the agreement is expected to lead to the faster roll out of more varied services to customers, while delivering greater cost efficiencies to Vodafone Essar.

Under the deal, IBM India will assume responsibility for the management of all Vodafone Essar’s IT operations with the exception of network service platforms, spanning both hardware and software. The agreement will encompass the management of IT services including the development and maintenance of key applications such as billing and financial systems.

IBM India will also manage other internal IT services for Vodafone Essar such as data centre operations, desktop, laptop and IT help desk support while overseeing key areas such as security and change programmes. Vodafone Essar will continue to retain full strategic control of its IT requirements.

To ensure greater flexibility for Vodafone Essar, the deal has been constructed on a risk-sharing basis, under the control of stringent Service Level Agreements.

“This agreement further demonstrates our continued focus on scalability and cost control, key criteria for success in the Indian mobile market. In IBM we have chosen a global partner, committed to the industry and with a proven track record in the region”, said Asim Ghosh, Managing Director, Vodafone Essar. “We are confident this will deliver cost efficiency as well as an enhanced service to our customers.”

Vivek Gupta, Director and Country Manager, Communication Sector IBM India /South Asia said: “India is home to the fastest growing telecom market in Asia, and with that comes significant challenges including effectively managing growth and improving profitability.  IBM is delighted to share its extensive telecommunications industry insight and global IT outsourcing experience to help Vodafone Essar continue to deliver quality services to its rapidly growing customer base.”

The deal builds on Vodafone’s existing agreement to outsource to IBM its application development and maintenance services in its operating companies in Spain, the Czech Republic, Australia, New Zealand, Portugal, Ireland, Greece, and Italy. That agreement was designed to improve the quality of software produced as well as deliver greater flexibility.

Vodafone completed the acquisition of Hutchison Essar in May 2007, rebranding the company as Vodafone in September in one of the largest rebranding campaigns undertaken in India.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel:+44 (0) 1635 664447	Tel:+44 (0) 1635 664444

About Vodafone Essar Limited

Vodafone Essar in India is a subsidiary of Vodafone Group Plc and commenced operations in 1994 when its predecessor Hutchison Telecom acquired the cellular licence for Mumbai. Vodafone Essar now has operations in 16 circles covering 86% of India’s mobile customer base, with over 37.1 million customers*.

Over the years, Vodafone Essar, under the Hutch brand, has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’ and the ‘Most Creative and Most Effective Advertiser of the Year’.

Vodafone is the world’s leading international mobile communications company. It now has operations in 25 countries across 5 continents and 40 partner networks with over 200 million customers worldwide.  Vodafone has partnered with the Essar Group as its principal joint venture partner for the Indian market.

The Essar Group is a diversified business corporation with interests spanning the manufacturing and service sectors like Steel, Energy, Power, Communications, Shipping & Logistics and Construction. The Group has an asset base of over Rs.400 billion (US$ 10 billion) and employs over 20,000 people.

*Figures from Cellular Operators Association of India, October 31, 2007

About IBM

For more information on IBM visit www.ibm.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	3 December 2007
Number of ordinary shares transferred:	157,939
Highest transfer price per share:	180.8p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,135,454,325 of its ordinary shares in treasury and has 53,108,392,843 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	4 December 2007
Number of ordinary shares transferred:	245,224
Highest transfer price per share:	184.6p
Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,135,209,101 of its ordinary shares in treasury and has 53,108,994,387 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	5 December 2007
Number of ordinary shares transferred:	145,860
Highest transfer price per share:	187.1p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,135,063,241of its ordinary shares in treasury and has 53,109,177,482 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	6 December 2007
Number of ordinary shares transferred:	62,035
Highest transfer price per share:	181.8p
Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,135,001,206 of its ordinary shares in treasury and has 53,109,276,517 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	7 December 2007
Number of ordinary shares transferred:	177,438
Highest transfer price per share:	181.1p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,134,823,768 of its ordinary shares in treasury and has 53,109,586,587 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	10 December 2007
Number of ordinary shares transferred:	116,509
Highest transfer price per share:	187.2p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,134,707,259 of its ordinary shares in treasury and has 53,109,771,448 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	11 December 2007
Number of ordinary shares transferred:	175,913
Highest transfer price per share:	186p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,134,531,346 of its ordinary shares in treasury and has 53,109,947,361 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	12 December 2007
Number of ordinary shares transferred:	90,755
Highest transfer price per share:	184.9p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,134,440,591 of its ordinary shares in treasury and has 53,110,047,500 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	13 December 2007
Number of ordinary shares transferred:	235,301
Highest transfer price per share:	184.9p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,134,205,290 of its ordinary shares in treasury and has 53,110,307,391 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	14 December 2007
Number of ordinary shares transferred:	139,755
Highest transfer price per share:	186.8p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,134,065,535 of its ordinary shares in treasury and has 53,110,649,207 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	17 December 2007
Number of ordinary shares transferred:	50,018
Highest transfer price per share:	186.8p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,134,015,517 of its ordinary shares in treasury and has 53,110,699,225 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	18 December 2007
Number of ordinary shares transferred:	53,976
Highest transfer price per share:	183.2p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,133,961,541 of its ordinary shares in treasury and has 53,110,769,201 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 December 2007 by HBOS Employee Equity Solutions that on 12 December 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 187p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	134
Paul Michael Donovan	134
Terry Dean Kramer	134
Stephen Roy Scott	134

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	19 December 2007
Number of ordinary shares transferred:	250,036
Highest transfer price per share:	187p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,133,711,505 of its ordinary shares in treasury and has 53,111,019,237 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	21 December 2007
Number of ordinary shares transferred:	55,824
Highest transfer price per share:	182.6p
Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,133,655,681 of its ordinary shares in treasury and has 53,114,774,129 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	24 December 2007
Number of ordinary shares transferred:	127,069
Highest transfer price per share:	185p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,133,528,612 of its ordinary shares in treasury and has 53,114,964,373 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	28 December 2007
Number of ordinary shares transferred:	149,357
Highest transfer price per share:	188.8p
Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,133,379,255 of its ordinary shares in treasury and has 58,248,984,214 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 53,115,604,959 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,115,604,959.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 11, 2008	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary